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CarStart, Inc

Help pave the road for CarStart

"From Roadway to Driveway"

Dallas, TX

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$249,999 Maximum

$0 of $50,000 Minimum

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NaN Days left

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Pitch

CarStart is a new mobile application platform that allows consumers to purchase roadside assistance, order service and / or repair, and automotive protection plans all at the tap of a button, on-demand, from the convenience of their home or office. The app is free to download, easily navigated and of special note and difference - there are no monthly subscriptions or service fees required. The execution scenario is as follows; once service has been requested on the app, financial transaction is initiated to secure payment, upon verification a licensed and insured mobile Car Specialist is dispatched and attends to the consumer needs on site. Most services that can be performed in a standard brick & mortar service location can be handled in a mobile capacity by our trained specialists. Roadside assistance individuates us from our competitors, which is why we will focus on launching with this component of the business. The mobile application was built like Uber; therefore, consumers pay as they go or only when they require our services. All Car Specialists will be responsible for procuring their own company service van and providing tools and supplies. CarStart Specialists are given 80% of the gross revenue and the remaining 20% is withheld by CarStart. Our key focus in 2020 will be to gain brand recognition in the DFW Metroplex and to develop trust with consumers all while growing the business. Long-term will be to take the DFW model and expand into additional markets, with the final goal being nationwide brand distribution.

Community Impact

- Sustainability
- Green Living
- Education
- Arts & Culture

Key Facts

- Our app is real and our social platforms are live and engaged with consumers...
- Our growth plan is to expand through other major cities in Texas and then go national...
- Our brand has tremendous potential in the franchise arena...
- We have very low overhead and are not asset-heavy...
- We conquered fleet service, now we need your help to grow the business to everyday consumers...

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Opportunity

The CarStart app launched in February of 2020 and is now available for consumer download and interaction, which means that on-demand roadside assistance and mobile automotive service & repair are now available exclusively from our company. The app is free to download and there are no monthly fees. Download it here! Here's how it works:


Dashboard
List of Service
My Request
Road Map

CarStart will principally focus in the roadside assistance space to begin with, as we feel this is a major differentiator in the market as well as the area with the greatest demand and growth potential.


Our services include
Preventative Maintenance
Automotive Repair
Roadside Assistance
Automotive Warranties
Service Plans—yearly maintenance coverage and service discounts.
Emergency—one-click roadside assistance with towing and concierge available
Any service, repair or roadside assistance can be purchased individually.

As the business evolves Q2 – Q4 of 2020, additional offerings such as automotive repair and service will become an organic growth component of a full 360 plan that will include automotive protection plans and an advanced parts and supplies ordering software for our mobile Car Specialists. Our drivers are contractors, and CarStart withholds 20% of earnings for administration expenses, advertising and promotions, and continuing education.


Mechanic
Customers
Corporate


Money

Here are some key benefits of our Roadside Assistance & Concierge Service:


Mobile app. technology


Pay once or bundle with an at-home bundle plan




Service within minutes with Concierge Service available


One-click interaction


Anyone can join


Eliminates third party service providers


Know when service tech. is on their way and arrival time


Routes service techs within minutes


Integrated with future smart cars

. . . .

COVID-19 Relief

- *Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate)*
- *This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).*
- *The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).*
- *If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.*

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 Our Terms   ^

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

$100
Minimum Investment

1.5x
Payback Multiple

8.0%
Revenue Share 🛈

Annually
Payment Frequency

5 years
Maturity 🛈

Perk calculator
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$100

Sustainer Circle

Sustainer Circle

1. Sustainer Circle

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Benefits & Perks

$100	**Sustainer Circle** 1. **Sustainer Circle** Receives Quarterly Investor Update Newsletter
$500	**Supporter Circle** 1. **Supporter Circle** *Receives Quarterly Investor Newsletter *Supporter Circle mention on CarStart FB Read less
$1,000	**Contributor Circle** 1. **Contributor Circle** *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less
$10,000	**Starter Circle** 1. **Starter Circle** *Personalized "Thank You" video from CEO *Receives Quarterly Investor Newsletter *Contributor mention on CarStart FB page *Access to VIP special CarStart discounts Read less

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Our Team





Kyle Patton FOUNDER

CEO

Founder and CEO of CarStart. Formerly, President of Stabil-loc, a US based piering manufacturing company, nationally recognized for its patented foundation system. Seasoned business strategist with extensive experience in brand development and growth.



Oscar Espinosa BOARD MEMBER

PRESIDENT

An Advertising, Branding and Marketing veteran with 30+ years of experience in TV, Radio, Digital, Events and Social Media - with strong corporate pedigree;
NBC/Universal - Telemundo, Univision, CBS and Entercom.



Phil Whiteaker BOARD MEMBER

VICE PRESIDENT

Phil Whiteaker models his professional career under the ideals of servant leadership. Whiteaker holds over 15 awards from the Kennedy Center of Performing Arts, and credits his creative approach with business to his artistic background. Phil understands the need for community involvement, and currently holds the title of Assistant Governor for Rotary International in District 611.



Our Milestones



Show **All**

2017

We're in business! Originally incorporated in Arkansas, but moved operations to Dallas, Texas to have better

2019

Partnership with KiwiTech

CarStart partners with KiwiTech! In April of 2019, CarStart formally contracted with the IT &

2020

CarStart App Launched

CarStart App launched

2022

Second market opens! In early 2022, CarStart is already making plans on where it's next target market will be. Maybe Austin? But maybe not?

Dec **1st**   Apr **1st**   Jan **28th**   Jan **1st**

FAQ

Q: What does the competitive landscape look like in Dallas for mobile auto service and roadside?

A: CarStart is the only mobile full service auto service and roadside company in Dallas, Texas – giving us the inside track to quick growth and multi-market expansion potential.

Q: Why CarStart?

A: In the world we live in today, everything is about convenience and easy access. Nobody likes sitting around at a service shop in a waiting room. Everyone is looking for ways to have products or services brought to their door step. This how the concept of CarStart came alive. We noticed how long customers were sitting around waiting for their vehicles to be serviced or repaired and we thought about how we could speed up this process and make it more convenient and conducive to today's lifestyle. Therefore; we decided to build an app that allows the end user to have one of our licensed and certified auto Car Specialist come to their home or place of business to execute service. Not only does our app have the ability to schedule a home or business service call, but it also has a feature for roadside assistance that is similar to UBER. Simply put – One time. One fee. With CarStart there are no membership fees, but you become part of the family at your initial use.

Q: What does the future for CarStart look like?

A: We are launching in the Dallas/Fort Worth market with an emphasis on service, repair and roadside assistance, all with the anticipation and expectation that the CarStart brand and concept will gain traction, grow and expand. in early 2021 we plan to expand the business model to other markets, namely within Texas at present. Expansion of services could also include a CarStart Concierge model and CarStart Electric Integration. Having the ability to move our brands and core concepts horizontally will allow for us to be relevant and have continued growth and profits for decades to come.

Q: Are your Car Specialist employees, gig workers, or franchisees?

Q: Can you scale quickly?

A: Our early entrance into the automotive space with this type of unique service and technology will allow us to scale quickly across the US and beyond. CarStart is a fresh, full-service mobile auto concept that is enhanced with an ever evolving technology to which we will consistently develop features and user enhancements that will allow the company to maintain its edge against competitors. We will scale quickly and efficiently.



Q: Can your team perform?

A: Synergy, dynamism and ingenuity are just a few descriptive terms for the ensemble of leadership at the helm of CarStart. Cumulatively the team brings 40+ years of experience and expertise to the company on the Sales, Marketing and Management front. The founder & CEO is an Arkansas native, who had the foresight to transplant to Dallas to give CarStart the benefits of launching and growing in a top 5 market, which will be a great market model to follow for future expansion.



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